Willkommen

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000. BOA Payroll- 1767	100.00
1001. Change Fund	780.32
1010. BAY AREA COLLECTIVE First Republic (3668)	0.00
1011. BOA Revenue- 1712	-1,515.09
1012. BOA Saved for Taxes and SF Health- 4933	0.60
1013. Chase Bank	2,186.02
Gusto Payroll Clearing Account	0.00
Total Bank Accounts	**$1,551.85**
Accounts Receivable	
1200. Accounts Receivable	1,980.61
Total Accounts Receivable	**$1,980.61**
Other Current Assets	
1300. Loan Receivable- Black Hammer Brewing	0.00
1350. Merchant Service- Square	8,584.80
1500. Prepaid Online	
1503. Caviar	0.00
Total 1500. Prepaid Online	**0.00**
Due from Raging Bull LLC	0.00
Total Other Current Assets	**$8,584.80**
Total Current Assets	**$12,117.26**
Fixed Assets	
1600. Fixed Assets	
1620. Machinery & Equipment	52,776.41
1630. Furniture & Fixtures	512.05
1640. Leasehold Improvements	468,208.35
1650. Restaurant Equipment	2,138.00
Total 1600. Fixed Assets	**523,634.81**
Total Fixed Assets	**$523,634.81**
TOTAL ASSETS	**$535,752.07**

Willkommen

BALANCE SHEET
As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000. Accounts Payable (A/P)	98,235.89
Total Accounts Payable	**$98,235.89**
Credit Cards	
2100. Corp Account- Business 5993	-41,918.31
2101. BOA Credit Card 0391	42,189.78
2102. BOA Credit Card 2898	8,002.11
Total 2100. Corp Account- Business 5993	**8,273.58**
2103. B of A -4842	380.00
Total Credit Cards	**$8,653.58**
Other Current Liabilities	
2400. Other Current Liabilities	
2401. Gift Certificates Payable	4,566.74
2402. Payroll Tax Liabilities	0.00
2403. Sales Tax Payable	4,992.72
2404. Tips Payable	2,462.87
2405. Payroll Clearing	0.00
Total 2400. Other Current Liabilities	**12,022.33**
2500. Loan Payable	
2501. Kingston Wu Loan Payable	0.00
2502. Lease Incentive Liablity	69,719.00
2503. Loan from Black Hammer Brewing	50,232.90
2504. Loan from James Furman	7,500.00
Total 2500. Loan Payable	**127,451.90**
Total Other Current Liabilities	**$139,474.23**
Total Current Liabilities	**$246,363.70**
Total Liabilities	**$246,363.70**
Equity	
3000. Investors	0.00
3010. Daniel Johnson Investment	10,000.00
3020. Proof Positive Investments	250,000.00
Total 3000. Investors	**260,000.00**
Retained Earnings	-64,131.15
Net Income	93,519.52
Total Equity	**$289,388.37**
TOTAL LIABILITIES AND EQUITY	**$535,752.07**